Divakar Gupta + 1 212 479 6474 dgupta@cooley.com	VIA EDGAR

May 26, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tara Harkin
Kevin Vaughn
Paul Fischer
Suzanne Hayes

Re:	Inventiva S.A.
Draft Registration Statement on Form F-1
Submitted April 10, 2020
CIK No. 0001756594

Ladies and Gentlemen:

On behalf of our client, Inventiva S.A. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 7, 2020, relating to the above referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).  Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings assigned to such terms in the Draft Registration Statement.

Cover Page

1.                                      We note your disclosure that the closing price of your ordinary shares on Euronext Paris was €     per ordinary share. Additionally, we note your statements on page 200 that your underwriters propose to offer the shares at the offering price set forth on the cover page but may change the offering price and other selling terms if all the ADSs are not sold at the offering price. Therefore, it is not clear whether the closing price you intend to provide will be a bona fide price. Please clarify that you intend to sell the ADSs at the closing price on the date indicated or revise your cover page to provide a bona fide range. Alternatively, you may use the most recent home market trading price, converted to US dollars at the most recent exchange rate, assuming the U.S. IPO price will be substantially similar to the home market trading price.

Response to Comment 1:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the U.S. IPO price will be determined by reference to the prevailing market prices of the Company’s ordinary shares on Euronext Paris after taking into account market conditions and other factors, as well as negotiations between the Company and representatives of the underwriters for the offering, and will in no event reflect a discount of more than 15% below the volume-weighted average closing price of the Company’s ordinary shares on Euronext Paris during the five trading days preceding the determination of the offering price. The Company further advises the Staff that it will disclose the foregoing on the cover page of the prospectus and elsewhere as appropriate in the registration statement in a subsequent amendment to the registration statement prior to commencement of the roadshow for the offering. The Company further respectfully advises the Staff that underwriters in public offerings typically retain the right to change the offering price and other selling terms if all the securities are not sold at the offering price; however, this does not impact the proceeds to the issuer nor the bona fide nature of the public offering price.

Implications of Being a Foreign Private Issuer, page 7

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications to investors in reliance on Section 5(d) of the Securities Act as of the date hereof.  The Company will supplementally provide to the Staff under separate cover all written communications that the Company or anyone authorized to act on the Company’s behalf may present to potential investors in reliance on Section 5(d) of the Securities Act in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General and Administrative, page 86

3.                                      We note your disclosure here on page 86 as well as on page 85 that following the application of IFRS 16 only rent that is exempt from IFRS 16 is recognized as an expense. Please revise the filing to explain the basis of this statement, and tell us the accounting literature relied upon. Clearly identify where the depreciation and interest expense recorded from lease transactions under IFRS 16 are reported on your income statement. Explain the extent to which such amounts are allocated to general and administrative expense or research and development expenses line items, and how comparability is affected.

Response to Comment 3:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the types of rent that are recognized as expense include rent for short-term leases and rent of leases for which the underlying asset is of low-value (for example, IT equipment) (collectively, the “Exempted Leases”). IFRS 16.5 contains optional recognition and measurement exemptions from the general provisions of IFRS 16 for (i) short-term leases and (ii) leases for which the underlying asset is of low value. The Company has elected to apply both exemptions.

The Company assessed whether the Exempted Leases qualified as short-term leases, meaning that they have a lease term of 12 months or less at the date of first adoption of

IFRS 16 (i.e. January 1, 2019), or whether the underlying asset of the lease is of low value, meaning a value of less than €5 thousand at the time the asset was new, regardless of the age of the asset.  The Company concluded that each of the Exempted Leases qualified for one of these exemptions provided by IFRS 16.5 and therefore rent related to the Exempted Leases is properly recognized as expense on a straight-line basis over the term of the lease on the Company’s income statement, rather than as a lease liability with a corresponding right-of-use asset.

Since the effectiveness of IFRS 16 on January 1, 2019, depreciation of the right-of-use of assets and interest on lease liabilities are each reported separately in the Company’s income statement.  For the year ended December 31, 2019, €16.5 thousand of depreciation of right-of-use assets was recorded in general and administrative expenses and €114.7 thousand of depreciation of right-of-use assets was recorded in research and development expenses.  For the year ended December 31, 2019, €1.5 thousand of interest on lease liabilities was recorded as financial expenses.  For the year ended December 31, 2019, €39.6 thousand and €57.4 thousand of expense related to the Exempted Leases was recorded in general and administrative and research and development expenses, respectively.  The Company respectfully submits that the application of IFRS 16 does not significantly impact comparability of the financial statements because, for the year ended December 31, 2019, depreciation of right-of-use assets and expenses related to the Exempted Leases are both recorded in the same expense lines in which all leases expenses were recorded for the ended December 31, 2018, prior to the adoption of IFRS 16.   Lease expenses for the year ended December 31, 2018 included €44.8 thousand and €257.1 thousand recorded in general and administrative and research and development expenses, respectively.

The Company further respectfully submits that, in light of the small amount of the rent expenses at issue and the limited impact of IFRS 16 on the comparability of financial statements, additional disclosure regarding accounting for the Exempted Leases would not provide additional meaningful or useful information to investors.

Validating Collaboration, page 99

4.                                      We note that you received a €3.5 million in 2019. Please file your drug discovery collaboration agreement with AbbVie as an exhibit to your filing, or provide us with your updated analysis as to why it need not be filed under Item 601 of Regulation S-K.

Response to Comment 4: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has concluded that the drug discovery collaboration agreement with AbbVie (the “Research Agreement”) is not a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K because it was entered into in the ordinary course of business of the Company and it does not fall into any of the specified categories set forth in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K. In particular, the Company respectfully advises the Staff that the Company’s business is not substantially dependent on the Research Agreement, and that revenues received under the Research Agreement are currently immaterial in amount and significance to the Company.

While the Company has derived a significant percentage of its historical revenues from the Research Agreement (50% for the year ended December 31, 2019), the Company was not dependent on historical payments, and is not dependent on future payments, under the Research Agreement to develop its product candidates, nor is the Company’s long-term strategy dependent on revenues from the Research Agreement. While the revenue from the Research Agreement may have helped offset the cash “burn” rate of the Company as it proceeds to develop its own product candidates, historically and going forward, the Company anticipates that its primary source of capital will continue to be from the sale of equity securities.

Moreover, the Company advises the Staff that the Research Agreement is ancillary in nature to the Company’s core business objective of developing and commercializing its product candidates, and that agreements with third parties to provide for research, development and potential commercialization of products are of a type that normally accompany its business. Further, the Company respectfully advises the Staff that the Research Agreement does not implicate the Company’s use of any patent, formulae, trade secret, process or trade name upon which the Company’s business depends to a material extent. Finally, under the Research Agreement, AbbVie is responsible, at its sole cost and discretion, for all further development and commercialization activities related to the RORγ program and the Company is no longer providing research services under the Research Agreement with respect to the RORγ program.

The Company acknowledges that the research collaboration with Abbvie is referenced more than once in the Draft Registration Statement, including the Prospectus Summary and the Company’s development pipeline chart. The Company has included this disclosure because the collaboration with AbbVie leverages the Company’s assets related to, and expertise in, drug development and discovery, and the Company considers the existence and success to date of this research collaboration to be important evidence of third-party validation of the Company’s approach to and potential for drug discovery and development. However, it does not necessarily follow that the Company is “substantially dependent” on the Research Agreement for purposes of Item 601(b)(10)(ii). As noted above, the Company is not currently “substantially dependent” on the Research Agreement, and the Company’s business is not dependent on future payments under this agreement.

For the foregoing reasons, the Company does not consider the Research Agreement to be a material agreement and does not believe the Research Agreement needs be filed as an exhibit to the Draft Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

*   *   *   *

Please direct any questions or comments concerning the Draft Registration Statement or this response letter to either the undersigned at +1 212 479 64742 or Richard Segal at + 1 617 937 2332.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Frédéric Cren, Inventiva S.A.
Richard Segal, Cooley LLP
Alison Haggerty, Cooley LLP
Deanna Kirkpatrick, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP